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Exhibit (a)(5)(O)

    [IKOS Letterhead]

Company
Joseph Rockom
Chief Financial Officer
(408) 284-8514

FOR IMMEDIATE RELEASE

IKOS SYSTEMS ANNOUNCES PRELIMINARY
FIRST-QUARTER FINANCIAL RESULTS

— Anticipates Quarterly Revenues of Approximately $13.5 Million;
Expects Bookings of $14.8 Million, Reflecting Sequential Bookings Growth of Over 20% —

    SAN JOSE, Calif., January 8, 2002—IKOS Systems, Inc. (Nasdaq:IKOS), a leading provider of high-performance design verification solutions, today announced preliminary expectations of financial results for its first fiscal quarter ended December 31, 2001.

    First-quarter revenues are expected to be approximately $13.5 million. This compares with revenues of $21.0 million for the same quarter a year earlier and with revenues of $14.9 million for the previous quarter. Net income for the quarter is expected to be approximately breakeven, including special charges of approximately $1 million related to the Axis Systems Inc. litigation and the proposed merger with Synopsys and a one-time gain of approximately $3 million related to the early termination of a sublease. Bookings during the first quarter are expected to be approximately $14.8 million, compared with $12.3 million for the prior quarter.

    "We are very pleased with our anticipated results for the first quarter, particularly with the sequential improvement in bookings," said Ramon Nuñez, president and chief executive officer of IKOS Systems. "Although the uncertain economy causes us to remain cautious, the preliminary results of the first quarter are an encouraging sign."

    IKOS cautions that its anticipated results are preliminary, based on the best information currently available, and subject to the closing of its books and customary quarterly accounting procedures. The company tentatively plans to report its final results for the first fiscal quarter after the close of market on January 23, 2002.

ABOUT IKOS

    IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high-performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400. For more information, visit http://www.ikos.com.

    Forward-looking statements in this release relating to anticipated revenues, bookings and net income are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, current economic conditions, continued acceptance and development of the company's existing and new products, increased levels of competition for the company, new products and technological changes, the company's ability to retain its skilled workforce, the company's dependence upon third-party suppliers, controlling product costs, customer demand for the company's products and maintenance services, intellectual property rights, achievement of cost controls, risks relating to compliance with the operating covenants in connection with the merger agreement with Synopsys, the potential distraction of management relating to the pending cash tender offer commenced by Mentor Graphics Corporation and other risks detailed from time-to-time in the company's periodic reports filed with the Securities and Exchange Commission.

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  Exhibit (a)(5)(O)